

June 30, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of American Century ETF Trust, under the Exchange Act of 1934:

- American Century® Multisector Income ETF

- American Century® Emerging Markets Bond ETF

- American Century® Sustainable Growth ETF

Sincerely,

